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                                 EXHIBIT B


                    Exhibit B - Financial Data Schedule
                          CMS Energy Corporation
                 Consolidated Year Ended December 31, 1998
                           (Millions of Dollars)

                         Total Assets                             $11,310
                         Total Operating Revenue                  $ 5,141
                         Net Income                               $   285